# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hamilton Lane Private Infrastructure Fund, CIK 0002020510
CUSIP: 000000000
Title of class of securities: Class Y Common Shares of Beneficial Interest
Address of issuer's principal executive offices: 110 Washington Street, Suite 1300, Conshohocken, Pennsylvania (PA), 19428
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001698053

## Reporting persons
- Mario L. Giannini: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 951,622.64; shared voting power 0; sole dispositive power 951,622.64; shared dispositive power 0; aggregate amount beneficially owned 951,622.64 (29.6% of the class)
  Comment: Beneficial ownership reported as of the date hereof. See Item 4.

## Item 1. Issuer
Name of issuer: Hamilton Lane Private Infrastructure Fund
Address of issuer's principal executive offices: 110 Washington Street, Suite 1300, Conshohocken, PA 19428

## Item 2. Person Filing
Name of person filing: See Item 2(c) below.
Address of principal business office or, if none, residence: See Item 2(c) below.
Citizenship:
Mario L. Giannini ("Reporting Person")
c/o Hamilton Lane Incorporated
110 Washington Street, Suite 1300
Conshohocken, PA 19428
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of September 30, 2024, and as of the date hereof, Reporting Person directly holds 951,622.637 Class Y Common Shares of Beneficial Interest (the "Class Y Common Shares").
Percent of class:
As of September 30, 2024, the Reporting Person beneficially owned 42.5% of Class Y Common Shares based on 2,237,839.929 Class Y Common Shares outstanding as of such date, as disclosed by the Issuer to the Reporting Person.

As of the date hereof the Reporting Person beneficially owned 29.6% of Class Y Common Shares based on 3,209,437.970 Class Y Common Shares outstanding as of the date hereof, as disclosed by the Issuer to the Reporting Person.
Sole power to vote or to direct the vote: See cover page hereof.
Shared power to vote or to direct the vote: See cover page hereof.
Sole power to dispose or to direct the disposition: See cover page hereof.
Shared power to dispose or to direct the disposition: See cover page hereof.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Mario L. Giannini: /s/ Mario L. Giannini, Mario L. Giannini (04/25/2025)